UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LENDINGTREE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

894675107

(CUSIP Number)

Richard N. Baer

Chief Legal Officer

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894675107

1.	Names of Reporting Persons Liberty Interactive Corporation (f/k/a Liberty Media Corporation)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,223,989 (1) (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,223,989 (1) (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,223,989 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.0% (1) (2) (3)

14.	Type of Reporting Person (See Instructions) CO

(1) The balance was increased by 2 shares of Common Stock (as defined below) from Amendment No. 1 to the Schedule 13D (as defined below), as a result of rounding in connection with the receipt of shares by the Reporting Person (as defined below) in connection with the spin-off by IAC/InteractiveCorp of LendingTree, Inc., which was completed on August 20, 2008.

(2) Includes 642,850 shares of Common Stock pledged as collateral to secure the obligations of a wholly owned subsidiary of the Reporting Person under the Forward Transaction described under Item 6 below.

(3) Based on 11,943,085 shares of Common Stock outstanding as of April 24, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, filed by the Issuer with the Securities and Exchange Commission on April 28, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

Liberty Interactive Corporation

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LENDINGTREE, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”) of  LendingTree, Inc., formerly known as Tree.com, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Interactive Corporation, formerly known as Liberty Media Corporation, a Delaware corporation (the “Reporting Person”), on August 29, 2008 (the “Liberty Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC by Liberty Interactive on May 23, 2011 (“Amendment No. 1 to the Schedule 13D”, and together with the Liberty Schedule 13D, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2.  Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Schedule 1, attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”).  Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.

Neither the Reporting Person, nor, to the best of the knowledge of the Reporting Person, any of its executive officers and directors named on Schedule 1, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information:

The Reporting Person acquired beneficial ownership of 450,000 shares of Common Stock for $76,815,000 on June 6, 2017, using available cash on hand.

The information contained in Item 6 of this Amendment is incorporated by reference herein.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information:

As part of the Reporting Person’s continuous review of its investment in the Issuer, the Reporting Person has entered into the Forward Transaction as described in Item 6 of this Amendment in order to hedge the market risk associated with a portion of the Reporting Person’s Common Stock.  The Reporting Person has also acquired the shares of Common Stock referred to in Item 3 of this Amendment as a result of its desire to increase its equity interest in and influence with respect to the Issuer.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described in Item 6 of the Schedule 13D.

Other than as provided herein, and except as has been publicly announced by the Reporting Person, the Reporting Person does not have and, to the best of the Reporting Person’s knowledge, none of its directors or officers have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)           The Reporting Person beneficially owns 3,223,989 shares of Common Stock, which represent approximately 27.0% of the outstanding shares of Common Stock.  The foregoing calculation is based on 11,943,085 shares of Common Stock outstanding as of April 24, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, filed by the Issuer with the SEC on April 28, 2017.

(b)           The Reporting Person has the sole power to vote or direct the voting of 3,223,989 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the pledge described in Item 6.

(c)           Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information:

On June 6, 2017, Ventures Holdco, LLC, a wholly owned subsidiary of the Reporting Person (“Ventures Holdco”), entered into an agreement confirming the terms and conditions of a share forward transaction (the “Forward Transaction”) with Royal Bank of Canada (“RBC”).  The Forward Transaction covers 642,850 shares of Common Stock.

The Forward Transaction consists of 20 components, with 19 components relating to 32,143 shares and the 20th component relating to 32,133 shares (as to each component, the “Number of Shares”).  The settlement price for each component is determined over 20 consecutive trading days (each, a “valuation date”), beginning on May 17, 2019.  The Forward Transaction provides for cash settlement, with the settlement price for a component being based upon the difference between the volume average weighted price per share of Common Stock on the valuation date for that component (the “relevant price”) and the forward cap price of $211.6680 and the forward floor price of $128.0250 under the Forward Transaction.  If the relevant price for a component: (i) is more than the forward cap price, then Ventures Holdco will pay to RBC a cash settlement amount equal to the difference between the relevant price and the forward cap price times the Number of Shares; (ii) is less than the forward floor price, then RBC will pay to Ventures Holdco a cash settlement amount equal to the difference between the relevant price and the forward floor price times the Number of Shares; and (iii) is equal to or greater than the forward floor price, but is less than or equal to the forward cap price, no amount will be payable by either Ventures Holdco or RBC.  If Ventures Holdco is obligated to pay a cash settlement amount to RBC, Ventures Holdco may, subject to RBC’s consent, elect physical settlement.

Ventures Holdco has pledged 642,850 shares of Common Stock  to secure its obligations to RBC under the Forward Transaction.  Absent an event of default, the Reporting Person will maintain the right to vote those shares and receive dividends for the term of the Forward Transaction.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 8, 2017
Date

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY INTERACTIVE CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Interactive Corporation (“Liberty Interactive”) is set forth below.  The business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of both the United States and Canada.

Name	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of Liberty Interactive
Gregory B. Maffei	President and Chief Executive Officer of Liberty Interactive; Director of Liberty Interactive
Richard N. Barton	Director of Liberty Interactive
Michael A. George	Director of Liberty Interactive; President and Chief Executive Officer, QVC, Inc.
M. Ian G. Gilchrist	Director of Liberty Interactive
Evan D. Malone	Director of Liberty Interactive
David E. Rapley	Director of Liberty Interactive
M. LaVoy Robison	Director of Liberty Interactive
Larry E. Romrell	Director of Liberty Interactive
Mark Vadon	Director of Liberty Interactive
Andrea L. Wong	Director of Liberty Interactive
Richard N. Baer	Chief Legal Officer of Liberty Interactive
Mark D. Carleton	Chief Financial Officer of Liberty Interactive
Albert E. Rosenthaler	Chief Corporate Development Officer of Liberty Interactive